UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

October 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,874,106
	8	Shared Voting Power 0
	9	Sole Dispositive Power 78,874,106
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 65.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,874,106
	8	Shared Voting Power 0
	9	Sole Dispositive Power 78,874,106
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 65.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Bio Garden Inc.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,736,465
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,736,465
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,736,465
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 24.7%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Yuen Kam
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,772,843
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,772,843
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,772,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 24.7%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 22 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. and Yuen Kam.

This Amendment No. 22 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015, November 30, 2015, December 7, 2015, January 7, 2016 and September 1, 2016 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.                       Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Subsequent to the execution of the Earnest Money Agreement on September 1, 2016, Golden Meditech has been in discussions with Sanpower regarding the terms of the Alternative Proposal.  Since the parties have not reached any agreement on the terms of the Alternative Proposal by October 31, 2016, Sanpower and Golden Meditech have entered into a supplementary agreement to the Earnest Money Agreement on October 31, 2016 (the “Supplementary Agreement”), pursuant to which the parties have agreed (i) to modify the circumstances under which the Earnest Money paid by Sanpower would be refunded to Sanpower and (ii) to extend the time period during which the parties will use their reasonable best efforts to reach agreement on the terms of the Alternative Proposal.

The description of the Supplementary Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the English translation of such agreement, a copy of which is attached hereto as Exhibit 37, and is incorporated by reference in its entirety into this Item 3.

Item 4.                       Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Supplementary Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Supplementary Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 7.                       Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following document is filed as an exhibit:

Exhibit No.	Description
Exhibit 37	Supplementary Agreement, dated as of October 31, 2016, by and between Sanpower and Golden Meditech.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2016

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam